Jon C. Avina T: +1 650 843 5307 javina@cooley.com	VIA EDGAR
September 17, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anna Abramson, Staff Attorney
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Senior Staff Accountant

Re:	Freshworks Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted September 13, 2021
File No. 333-259118
Ladies and Gentlemen:
On behalf of Freshworks Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 14, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on September 13, 2021 (“Registration Statement”).
The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as filed on the date hereof.
Amendment No. 1 to Registration Statement Submitted on Form S-1
Pro Forma Net Loss Per Share Attributable to Common Stockholders, page 14
1.    We note that you reflect the number of RSUs and related compensation expense that will vest as of June 30, 2021 in your pro forma earnings per share. Please revise this adjustment throughout to include the expense and related shares for all RSUs that will vest at the effective date of your IPO, or the most recent practicable date prior to the effectiveness of your registration statement, including those that will vest subsequent to June 30, 2021. Please also disclose the date used to determine these amounts. Refer to Article 11-02(a)(6) of Regulation S-X.

U.S. Securities and Exchange Commission
September 17, 2021

Response: In response to the Staff’s comment, the Company has updated its disclosures on pages 10-12, 14-15, 62-63, 69, 153, and 155 of the Amended Draft Registration Statement to include the expense and related shares for all RSUs that will vest at September 21, 2021, (the currently-anticipated date of the effectiveness of the Company’s registration statement).
Dilution, page 65
2.    Your pro forma dilution disclosures appear to add the pro forma stock based compensation expense to net tangible assets. Please revise to remove this adjustment from pro forma net tangible assets. In this regard, the expense related to RSUs that vest at effectiveness of your IPO would not be recorded as an asset or liability. Further, there is no pro forma impact on total stockholder's equity from this expense as it impacts additional paid-in-capital and accumulated deficit in an equal and offsetting amount, as reflected in your pro forma disclosures on page 15.
Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 65-67 and 69 of the Amended Draft Registration Statement to remove the adjustment for pro forma stock based compensation expense from pro forma net tangible assets.
* * *

U.S. Securities and Exchange Commission
September 17, 2021

Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Tyler Sloat, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
David Segre, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Bill Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP